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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO

                                 (RULE 14D-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) OR 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)

                                  XIRCOM, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                          ESR ACQUISITION CORPORATION
                                   (OFFEROR)
                      A DIRECT WHOLLY-OWNED SUBSIDIARY OF

                               INTEL CORPORATION
                            (NAMES OF FILING PERSONS
            (IDENTIFYING STATUS AS OFFEROR, ISSUER OR OTHER PERSON))

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   983922105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             F. THOMAS DUNLAP, JR.
              SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                               INTEL CORPORATION
                           2200 MISSION COLLEGE BLVD.
                       SANTA CLARA, CALIFORNIA 95052-8119
                                 (408) 765-8080

                                    COPY TO:

                            RICHARD S. MILLARD, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                         2882 SAND HILL ROAD, SUITE 280
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 926-6200
                 (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSON
 AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
              TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------------------------
                   $701,317,550                                          $140,264
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 29,921,232 shares of common stock, par value $0.001 per share (the "Common Stock"), of Xircom, Inc. outstanding as of January 12, 2001 (less 1,868,530 shares of Common Stock owned by the parent corporation of the Offeror), at a price per share of $25.00 in cash. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $140,264                           Filing Party:  Intel Corporation
Form or Registration No.:  Schedule TO - T                    Date Filed:    January 29, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer:

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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

                         AMENDMENT NO. 5 TO SCHEDULE TO

     This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO ("Schedule TO") filed with the SEC on January 29, 2001, as amended and supplemented by Amendment No. 1 filed with the SEC on February 8, 2001, Amendment No. 2 filed with the SEC on March 1, 2001, Amendment No. 3 filed with the SEC on March 2, 2001 and Amendment No. 4 filed with the SEC on March 5, 2001, relating to the offer by ESR Acquisition Corporation, a Delaware corporation ("Purchaser") and direct wholly-owned subsidiary of Intel Corporation, a Delaware corporation ("Intel"), to purchase all of the outstanding shares (the "Shares") of common stock, par value $0.001 per share, of Xircom, Inc., a California corporation (the "Company"), at a purchase price of $25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 29, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer").

ITEM 12.  EXHIBITS.

     EXHIBIT
     NUMBER                             DESCRIPTION
     -------                            -----------
    (a)(1)(A)   Offer to Purchase, dated January 29, 2001.*
    (a)(1)(B)   Letter of Transmittal.*
    (a)(1)(C)   Notice of Guaranteed Delivery.*
    (a)(1)(D)   Form of letter from D.F. King & Co., Inc. to Brokers,
                Dealers, Commercial Banks, Trust Companies and Nominees.*
    (a)(1)(E)   Form of letter to Clients for use by Brokers, Dealers,
                Commercial Banks, Trust Companies and Nominees.*
    (a)(1)(F)   Guidelines for Certification of Taxpayer Identification
                Number on Substitute Form W-9.*
    (a)(1)(G)   Joint Press Release issued by Intel Corporation and Xircom,
                Inc. on January 15, 2001, announcing the intent of Purchaser to commence the Offer (incorporated by reference to the
                Schedule TO-C filed by Intel and Purchaser on January 16,
                2001).
    (a)(1)(H)   Summary Advertisement appearing in the Wall Street Journal on January 29, 2001.*
    (a)(1)(I)   Press Release issued by Intel Corporation on March 1, 2001, announcing the clearance of certain regulatory
                requirements.*
    (a)(1)(J)   Q&A prepared by Intel Corporation on March 1, 2001.*
    (a)(1)(K)   Press Release issued by Intel Corporation on March 2, 2001 announcing the satisfaction of certain financial
                conditions.*
    (a)(1)(L)   Press Release issued by Intel Corporation on March 5, 2001 announcing the extension of the Offer.*
    (a)(1)(M)   Q&A prepared by Intel Corporation on March 5, 2001.*
    (a)(1)(N)   Revised Q&A prepared by Intel Corporation on March 5, 2001.+
    (b)         Not Applicable.
    (d)(1)      Agreement and Plan of Merger, dated January 15, 2001, by and among Intel Corporation, ESR Acquisition Corporation and
                Xircom, Inc. (incorporated by reference to Amendment No. 2 to Intel's Schedule 13D filed on January 22, 2001).
    (d)(2)      Stock Option Agreement, dated January 15, 2001, by and
                between Intel Corporation and Xircom, Inc. (incorporated by reference to Amendment No. 2 to Intel's Schedule 13D filed on January 22, 2001).
    (d)(3)      Tender and Voting Agreement, dated January 15, 2001, by and among Intel Corporation, ESR Acquisition Corporation and
                Dirk Gates.*
    (d)(4)      Non-Competition Agreement, dated January 15, 2001, by and
                among Intel, Xircom, Inc. and Dirk Gates.*
    (d)(5)      Employment Agreement, dated January 15, 2001, between Intel
                Corporation and Dirk Gates.*
    (d)(6)      Employment Agreement, dated January 15, 2001, between Intel
                Corporation and Sam Bass.*

     EXHIBIT
     NUMBER                             DESCRIPTION
     -------                            -----------
    (d)(7)      Employment Agreement, dated January 15, 2001, between Intel
                Corporation and Steven DeGennaro.*
    (d)(8)      Employment Agreement, dated January 15, 2001, between Intel
                Corporation and Marc Devis.*
    (d)(9)      Employment Agreement, dated January 15, 2001, between Intel
                Corporation and Jeffery Tang.*
    (d)(10)     Employment Agreement, dated January 15, 2001, between Intel
                Corporation and Boguslaw Piekarski.*
    (d)(11)     Employment Agreement, dated January 15, 2001, between Intel
                Corporation and Mick Conley.*
    (d)(12)     Corporate Non-Disclosure Agreement, dated August 1, 1991,
                between Intel Corporation and Xircom, Inc.*
    (d)(13)     Confidential Information Transmittal Record dated October
                30, 2000.*
    (d)(14)     Confidential Information Transmittal Record dated December
                19, 2000.*
    (d)(15)     Letter, dated January 26, 2001, among Intel Corporation, ESR
                Acquisition Corporation and Xircom, Inc., extending the
                initial expiration date of the Offer to March 2, 2001.*
    (d)(16)     Investor Rights Agreement, dated February 28, 1997, between
                Xircom, Inc. and Intel Corporation (incorporated by
                reference to Intel's Schedule 13D filed on March 10, 1997).
    (g)         Not applicable.
    (h)         Not applicable.

------------------------

* Previously filed.

+ Filed herewith.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ESR ACQUISITION CORPORATION

                                          By:      /s/ CARY I. KLAFTER
                                            ------------------------------------
                                          Name: Cary I. Klafter
                                          Title:  Vice President

                                          INTEL CORPORATION

                                          By:   /s/ F. THOMAS DUNLAP, JR.
                                            ------------------------------------
                                          Name: F. Thomas Dunlap, Jr.
                                          Title:  Senior Vice President, General
                                              Counsel and Secretary

Dated: March 6, 2001

                                 EXHIBIT INDEX

     EXHIBIT
     NUMBER                             DESCRIPTION
     -------                            -----------
    (a)(1)(A)   Offer to Purchase, dated January 29, 2001.*
    (a)(1)(B)   Letter of Transmittal.*
    (a)(1)(C)   Notice of Guaranteed Delivery.*
    (a)(1)(D)   Form of letter from D.F. King & Co., Inc. to Brokers,
                Dealers, Commercial Banks, Trust Companies and Nominees.*
    (a)(1)(E)   Form of letter to Clients for use by Brokers, Dealers,
                Commercial Banks, Trust Companies and Nominees.*
    (a)(1)(F)   Guidelines for Certification of Taxpayer Identification
                Number on Substitute Form W-9.*
    (a)(1)(G)   Joint Press Release issued by Intel Corporation and Xircom,
                Inc. on January 15, 2001, announcing the intent of Purchaser to commence the Offer (incorporated by reference to the
                Schedule TO-C filed by Intel and Purchaser on January 16,
                2001).
    (a)(1)(H)   Summary Advertisement appearing in the Wall Street Journal on January 29, 2001.*
    (a)(1)(I)   Press Release issued by Intel Corporation on March 1, 2001, announcing the clearance of certain regulatory
                requirements.*
    (a)(1)(J)   Q&A prepared by Intel Corporation on March 1, 2001.*
    (a)(1)(K)   Press Release issued by Intel Corporation on March 2, 2001 announcing the satisfaction of certain financial
                conditions.*
    (a)(1)(L)   Press Release issued by Intel Corporation on March 5, 2001 announcing the extension of the Offer.*
    (a)(1)(M)   Q&A prepared by Intel Corporation on March 5, 2001.*
    (a)(1)(N)   Revised Q&A prepared by Intel Corporation on March 5, 2001.+
    (b)         Not Applicable.
    (d)(1)      Agreement and Plan of Merger, dated January 15, 2001, by and among Intel Corporation, ESR Acquisition Corporation and
                Xircom, Inc. (incorporated by reference to Amendment No. 2 to Intel's Schedule 13D filed on January 22, 2001).
    (d)(2)      Stock Option Agreement, dated January 15, 2001, by and
                between Intel Corporation and Xircom, Inc. (incorporated by reference to Amendment No. 2 to Intel's Schedule 13D filed on January 22, 2001).
    (d)(3)      Tender and Voting Agreement, dated January 15, 2001, by and among Intel Corporation, ESR Acquisition Corporation and
                Dirk Gates.*
    (d)(4)      Non-Competition Agreement, dated January 15, 2001, by and
                among Intel, Xircom, Inc. and Dirk Gates.*
    (d)(5)      Employment Agreement, dated January 15, 2001, between Intel
                Corporation and Dirk Gates.*
    (d)(6)      Employment Agreement, dated January 15, 2001, between Intel
                Corporation and Sam Bass.*
    (d)(7)      Employment Agreement, dated January 15, 2001, between Intel
                Corporation and Steven DeGennaro.*
    (d)(8)      Employment Agreement, dated January 15, 2001, between Intel
                Corporation and Marc Devis.*
    (d)(9)      Employment Agreement, dated January 15, 2001, between Intel
                Corporation and Jeffery Tang.*
    (d)(10)     Employment Agreement, dated January 15, 2001, between Intel
                Corporation and Boguslaw Piekarski.*
    (d)(11)     Employment Agreement, dated January 15, 2001, between Intel
                Corporation and Mick Conley.*
    (d)(12)     Corporate Non-Disclosure Agreement, dated August 1, 1991,
                between Intel Corporation and Xircom, Inc.*

     EXHIBIT
     NUMBER                             DESCRIPTION
     -------                            -----------
    (d)(13)     Confidential Information Transmittal Record dated October
                30, 2000.*
    (d)(14)     Confidential Information Transmittal Record dated December
                19, 2000.*
    (d)(15)     Letter, dated January 26, 2001, among Intel Corporation, ESR
                Acquisition Corporation and Xircom, Inc., extending the
                initial expiration date of the Offer to March 2, 2001.*
    (d)(16)     Investor Rights Agreement, dated February 28, 1997, between
                Xircom, Inc. and Intel Corporation (incorporated by
                reference to Intel's Schedule 13D filed on March 10, 1997).
    (g)         Not applicable.
    (h)         Not applicable.

------------------------

* Previously filed.

+ Filed herewith.